Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the three month period ended March 31, 2024 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 20-F”), as filed with the SEC on March 15, 2024.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	March 31	December 31
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$67,532	$100,331
Accounts receivable, net	100,264	71,088
Contract assets	25,920	38,802
Prepaid expenses	23,653	27,231
Other current assets	11,814	7,329

Total current assets	229,183	244,781

Property and equipment, net	11,551	11,552
Intangible assets, net	119,780	129,670
Operating lease right of use assets	8,019	7,011
Goodwill	323,302	326,011
Investments	25,045	26,399
Restricted cash, non-current	25,251	25,462
Other assets	3,290	4,838

Total assets	$745,421	$775,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$51,377	$57,379
Accrued expenses	63,385	56,331
Deferred revenue	45,115	44,345
Current debt	23	7,573
Operating lease liabilities, current	3,471	3,610
Other current liabilities	11,526	13,676

Total current liabilities	174,897	182,914

Long-term debt – less current portion	13	19
Deferred tax liability	15,212	15,335
Operating lease liabilities, non-current	4,765	3,501
Other liabilities	—	936

Total liabilities	194,887	202,705

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,022,361 shares issued and 210,916,413 shares outstanding at March 31, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,150	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at March 31, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,652,776	1,646,082
Treasury stock, at cost, 4,105,948 shares at March 31, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,050,028)	(1,024,487)
Accumulated other comprehensive loss	(36,713)	(33,057)

Total shareholders’ equity	550,534	573,019

Total liabilities and shareholders’ equity	$745,421	$775,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
Revenue	$119,718	$97,229
Cost of revenue	106,911	87,697

Gross profit	12,807	9,532

Operating expenses:
Sales and marketing	8,415	7,391
Research and development	6,621	6,269
General and administrative	21,585	18,074
Transaction expenses	464	828

Total operating expense	37,085	32,562

Loss from operations	(24,278)	(23,030)

Interest income, net	666	418
Loss on disposal of assets	(7)	(11)
Loss on fair value remeasurement of contingent consideration	—	(2,433)
Change in fair value of derivative warrant liabilities	—	(534)
(Loss) gain on foreign currency	(1,087)	801

Total other expense	(428)	(1,759)

Loss before income taxes	(24,706)	(24,789)

Income tax expense	(1,100)	(648)
Gain from equity method investment	265	269

Net loss	$(25,541)	$(25,168)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.11)	$(0.11)
Weighted average common stock outstanding:
Basic and diluted	229,326,772	221,707,413

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31,
	2024	2023
Net loss	$(25,541)	$(25,168)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(3,656)	8,968

Comprehensive loss	$(29,197)	$(16,200)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2024	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(25,541)	—	(25,541)
Stock-based compensation	—	—	—	—	6,712	—	—	—	—	6,712
Vesting of shares	1,797,493	18	—	—	(18)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,656)	(3,656)

Balance at March 31, 2024	215,022,361	$2,150	18,500,000	$2	$1,652,776	(4,105,948)	$(17,653)	$(1,050,028)	$(36,713)	$550,534

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(25,168)	—	(25,168)
Stock-based compensation	—	—	—	—	10,543	—	—	—	—	10,543
Vesting of shares	953,117	10	—	—	(10)	—	—	—	—	—
Issuance of common stock in connection with business combinations	1,677,920	17	—	—	8,423	—	—	—	—	8,440
Issuance (acquisition) of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,968	8,968

Balance at March 31, 2023	212,153,012	$2,122	18,500,000	$2	$1,619,750	(4,105,948)	$(17,653)	$(964,121)	$(46,201)	$593,899

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2024	2023
Cash Flows from operating activities:
Net loss	$(25,541)	$(25,168)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,138	17,308
Loss on disposal of assets	7	11
Loss on fair value remeasurement of contingent consideration	—	2,433
Stock-based compensation	6,745	10,561
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	72
Non-cash lease expense	1,096	964
Amortization of contract cost	292	226
Deferred income taxes	5	227
Provision for expected credit losses	243	58
Gain from equity method investment	(265)	(269)
Loss (gain) on foreign currency remeasurement	715	(795)
Changes in operating assets and liabilities
Accounts receivable	(30,698)	(5,657)
Contract asset	12,577	(3,143)
Prepaid expenses	3,357	(143)
Other current assets	(5,568)	1,066
Other assets	2,234	(576)
Accounts payable	(5,533)	(12,306)
Accrued expenses	7,532	2,113
Deferred revenue	1,140	(6,592)
Other current liabilities	(3,005)	925
Operating lease liabilities	(1,065)	(1,019)
Other liabilities	—	327

Net cash used in operating activities	(14,594)	(18,843)
Cash flows from investing activities:
Purchases of property and equipment	(1,453)	(310)
Capitalization of internally developed software costs	(10,927)	(9,979)
Distributions from equity method investments	1,410	1,398

Net cash used in investing activities	(10,970)	(8,891)
Cash flows from financing activities:
Repayment of loans and mortgage	(5)	(5)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)

Net cash used in financing activities	(7,580)	(580)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	134	766
Net decrease in cash, cash equivalents and restricted cash	(33,010)	(27,548)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020

Cash, cash equivalents and restricted cash at end of period	$92,783	$131,472

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$—	$1
Cash paid during the period for income taxes	$322	$179
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$8,440

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The Merger was accounted for as a reverse capitalization in accordance with accounting principles accepted in the United States of America (“US GAAP”). The Merger was first accounted for as a capital reorganization whereby the Company was the successor to its predecessor Maven Topco. As a result of the first step described above, the existing shareholders of Maven Topco continued to retain control through ownership of the Company. The capital reorganization was immediately followed by the acquisition of dMY, which was accounted for within the scope of Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”). Under this method of accounting, dMY was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on post-combination relative voting rights, composition of the governing board, relative size of the pre-combination entities, and intent of the Merger. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing stock for the net assets of dMY, accompanied by a recapitalization. The net assets of dMY were stated at historical cost, which approximated fair value, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of legacy Maven Topco. Upon Closing, outstanding capital stock of legacy shareholders of Maven Topco was converted to the Company’s common stock, in an amount determined by application of the exchange ratio of 37.38624 (“Exchange Ratio”), which was based on Maven Topco’s implied price per share prior to the Merger. For periods prior to the Merger, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio.

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2023 20-F as filed with the SEC on March 15, 2024. The condensed consolidated balance sheet as of December 31, 2023, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2024, its results of operations, comprehensive loss and shareholders’ equity for the three months ended March 31, 2024 and 2023, and its cash flows for the three months ended March 31, 2024 and 2023. The results of the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the year ended December 31, 2024 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Revisions to Previously Issued Financial Statements

During the fourth quarter of fiscal year 2023, management identified a misstatement related to the omission of the impact of vested warrants on the calculation of basic and diluted weighted average common stock outstanding and thus impacting loss per share. The Company assessed the materiality of these misstatements on prior period financial statements in accordance with US Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250, Presentation of Financial Statements, and concluded that these misstatements were not material to any prior annual or interim period.

The Company revised the calculation of weighted average common stock outstanding for the three months ended March 31, 2023 to include the impact of vested warrants and adjusted loss per share from $(0.12) to $(0.11). See Note 11 – Loss Per Share. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Recent Accounting Pronouncements

There are no accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company adopted ASU 2021-08 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended March 31,
	2024	2023
Revenue by Product Line
Betting Technology, Content and Services	$73,897	$64,740
Media Technology, Content and Services	35,475	21,764
Sports Technology and Services	10,346	10,725

Total	$119,718	$97,229

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended March 31,
	2024	2023
Revenue by geographical market:
Americas	$57,962	$37,244
Europe	55,411	55,020
Rest of the world	6,345	4,965

Total	$119,718	$97,229

In the three months ended March 31, 2024, the United States and Gibraltar represented 41% and 12% of total revenue, respectively. In the three months ended March 31, 2023, the United States, Gibraltar and Malta represented 30%, 13% and 10% of total revenue, respectively. No other countries represented more than 10% of revenues.

Revenues by Major Customers

One customer accounted for 15% of revenue in the three months ended March 31, 2024. No customers accounted for 10% or more of revenue in the three months ended March 31, 2023.

Revenue from Other Sources

For the three months ended March 31, 2024 and 2023, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $207.6 million as of March 31, 2024. The Company expects to recognize approximately 60% in revenue within one year, and the remainder within the next 13 – 105 months.

During the three months ended March 31, 2024 and 2023, the Company recognized revenue of $20.5 million and $18.0 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of March 31, 2024, the Company had $25.9 million contract assets and $45.1 million of contract liabilities, recognized as deferred revenue. As of December 31, 2023, the Company had $38.8 million of contract assets and $44.3 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of March 31, 2024 within the next 12 months.

Note 3. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of March 31, 2024 and December 31, 2023 are as follows (in thousands):

	March 31,	December 31,
	2024	2023
Cash and cash equivalents	$67,532	$100,331
Restricted cash, non-current	25,251	25,462

Cash, cash equivalents and restricted cash	$92,783	$125,793

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million as of March 31, 2024 and December 31, 2023 ($25.3 million and $25.5 million as of March 31, 2024 and December 31, 2023, respectively).

Note 4. Accounts Receivable, Net

As of March 31, 2024, accounts receivable, net consisted of accounts receivable of $105.2 million less allowance for credit losses of $4.9 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $76.2 million less allowance for credit losses of $5.1 million.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 5. Intangible Assets, Net

Intangible assets subject to amortization as of March 31, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$66,507	$37,133	$29,374
Marketing products	9	58,608	40,349	18,259
Technology	1	106,400	100,263	6,137
Capitalized software	2	163,641	97,631	66,010

Total intangible assets		$395,156	$275,376	$119,780

Intangible assets subject to amortization as of December 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$67,064	$35,768	$31,296
Marketing products	7	59,099	37,552	21,547
Technology	1	107,292	95,633	11,659
Capitalized software	2	154,045	88,877	65,168

Total intangible assets		$387,500	$257,830	$129,670

Amortization expense was $19.8 million and $16.1 million for the three months ended March 31, 2024 and 2023, respectively.

Note 6. Goodwill

Changes in the carrying amount of goodwill for the periods presented in accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2023	$326,011
Effect of currency translation remeasurement	(2,709)

Balance as of March 31, 2024	$323,302

No impairment of goodwill was recognized for the three months ended March 31, 2024 and 2023.

Note 7. Other Assets

Other assets (current and long-term) as of March 31, 2024 and December 31, 2023 are as follows (in thousands):

	March 31, 2024	December 31, 2023
Other current assets:
Non-trade receivables	$69	$227
Deposits	5,808	—
Corporate tax receivable	5,682	6,755
Sales tax receivable	1	—
Inventory	254	347

Total other current assets	$11,814	$7,329

Other assets:
Security deposit	$1,327	$1,364
Sales tax receivable	—	1,501
Contract costs	1,963	1,973

Total other assets	$3,290	$4,838

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 8. Debt

The following table summarizes outstanding debt balances as of March 31, 2024 and December 31, 2023 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	March 31, 2024	December 31, 2023
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.5%	$36	$43
Promissory Note	January 2022	January 2024	4.7%	—	7,549

				$36	$7,592
Less current portion of debt				(23)	(7,573)

Non-current portion of debt				$13	$19

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to less than $0.1 million as of March 31, 2024, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incur no cash interest. The Company has determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matured and was repaid on January 1, 2024.

Secured Overdraft Facility

The Company has access to short-term borrowings and lines of credit. The Company’s main facility is a £0.2 million secured overdraft facility with Barclays Bank PLC, which incurs a variable interest rate of 4.0% over the Bank of England rate. As of March 31, 2024 and December 31, 2023, the Company had no outstanding borrowings under its lines of credit.

Interest Expense

Interest expense was less than $0.1 million and $0.3 million for the three months ended March 31, 2024 and 2023, respectively.

Debt Maturities

Expected future payments for all borrowings as of March 31, 2024 are as follows:

Fiscal Period:	(in thousands)
2024 (Remaining)	$17
2025	19
2026	—
2027	—
2028	—
Thereafter	—

Total payment outstanding	$36

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 9. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the NYSE.

The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.

For the three months ended March 31, 2024 and 2023, zero and a loss of $0.5 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively.

Note 10. Other Liabilities

Other current liabilities as of March 31, 2024 and December 31, 2023 are as follows (in thousands):

	March 31,	December 31,
	2024	2023
Other current liabilities:
Other payables	$932	$1,241
Corporate tax payable	1,609	1,800
Deferred consideration	4,325	6,201
Contingent consideration	4,660	4,434

Total other current liabilities	$11,526	$13,676

Other liabilities:
Contingent consideration	$—	$420
Deferred consideration	—	516

Total other liabilities	$—	$936

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (incl. warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three months ended March 31, 2024 and 2023 is as follows (in thousands except share and per share data):

	Three Months ended March 31,
	2024	2023
Net loss attributable to common stockholders – basic and diluted	$(25,541)	$(25,168)
Basic and diluted weighted average common stock outstanding	210,826,772	206,207,413
Adjustment for warrants issued to NFL to purchase common stock	18,500,000	15,500,000

Adjusted basic and diluted weighted average common stock outstanding	229,326,772	221,707,413

Loss per share attributable to common stockholders – basic and diluted	$(0.11)	$(0.11)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three months ended March 31,
	2024	2023
Stock options to purchase common stock	117,529	357,945
Unvested restricted shares	1,519,598	3,245,735
Unvested equity-settled restricted share units	3,532,412	2,436,923
Unvested equity-settled performance-based restricted share units	9,473,562	4,422,907

Total	14,643,101	10,463,510

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

No compensation cost was recognized as a result of the October Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April Modification, which is determined to be immaterial.

A summary of the Company’s overall restricted shares activities for the three months ended March 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2023	1,757,495	$7.22
Vested	(101,004)	$8.62
Forfeited	(136,893)	$7.13

Unvested restricted shares as of March 31, 2024	1,519,598	$7.14

The compensation cost recognized for the restricted shares during the three months ended March 31, 2024 and 2023 was $0.8 million, and $2.2 million, respectively.

As of March 31, 2024, total unrecognized compensation cost related to the restricted shares was $0.1 million and is expected to be recognized over a weighted-average service period of 0.1 years.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

A summary of the Company’s options activity for the three months ended March 31, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2023	117,529	$10.00	2.3	$—

Outstanding as of March 31, 2024	117,529	$10.00	2.1	$—
Exercisable as of March 31, 2024	13,490

Unvested as of March 31, 2024	104,039

The compensation cost recognized for options during the three months ended March 31, 2024 and 2023 was $0.1 million and $0.2 million, respectively. The total fair value of options that vested during the three months ended March 31, 2024 was $0.1 million, respectively.

As of March 31, 2024, the Company had $0.6 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 1.1 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the three months ended March 31, 2024 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2023	5,162,177	$4.94
Granted	104,575	$6.96
Forfeited	(37,851)	$4.46
Vested	(1,696,489)	$4.77

Unvested RSUs as of March 31, 2024	3,532,412	$5.08

The compensation cost recognized for RSUs during the three months ended March 31, 2024 and 2023 was $2.6 million and $1.3 million, respectively.

As of March 31, 2024, the Company had $13.9 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.6 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of less than $0.1 million and $0.2 million as of March 31, 2024 and December 31, 2023, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the three months ended March 31, 2024 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2023	63,901	$5.13
Vested	(22,592)	$5.06

Unvested Cash-settled RSUs as of March 31, 2024	41,309	$5.16

The compensation cost recognized for Cash-settled RSUs during the three months ended March 31, 2024 and 2023 was less than $0.1 million.

As of March 31, 2024, the Company had $0.2 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.7 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement the performance goals, but remain subject to vesting for the full three-year service period.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the three months ended March 31, 2024 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2023	9,550,502	$4.09
Forfeited	(76,940)	$3.72

Unvested PSUs as of March 31, 2024	9,473,562	$4.09

The compensation cost recognized for PSUs during the three months ended March 31, 2024 and 2023 was $3.2 million and $1.0 million, respectively.

As of March 31, 2024, the Company had $20.6 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the four-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the three months ended March 31, 2024 is as follows:

Number of Warrants
Outstanding as of December 31, 2023	18,500,000

Outstanding as of March 31, 2024	18,500,000

The cost recognized for the warrants during the three months ended March 31, 2024 and 2023 was zero and $5.9 million, respectively. The warrants vested over a three year period, ending on April 1, 2023, and as of March 31, 2024, the Company had no unrecognized stock-based compensation expense related to the warrants. No warrants vested in the three months ended March 31, 2024.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended March 31,
	2024	2023
Cost of revenue	$122	$5,979
Sales and marketing	676	568
Research and development	840	441
General and administrative	5,107	3,573

Total	$6,745	$10,561

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2024 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent Consideration	$—	$—	$4,660	$4,660

Total liabilities	$—	$—	$4,660	$4,660

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2024
Beginning balance – January 1	$4,854
Contingent consideration payments	(191)
Foreign currency translation adjustments	(3)

Ending balance – March 31	$4,660

As of March 31, 2024, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax expense of $1.1 million and $0.6 million, relative to pre-tax loss of $24.7 million and $24.8 million for the three months ended March 31, 2024 and 2023, respectively.

As of March 31, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of March 31, 2024, the Company’s lease agreements typically have terms not exceeding five years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three months ended March 31,
	2024	2023
Operating lease cost	$1,309	$1,016
Short term lease cost	235	288
Variable lease cost	176	68
Sublease income	(36)	(310)

Total lease cost	$1,684	$1,062

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Three months ended March 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,065	$1,019
Right-of-use assets obtained in exchange for new operating lease liabilities	2,218	1,113
Weighted-average remaining lease term (in years):
Operating leases	3.1	2.2
Weighted-average discount rate:
Operating leases	8.7%	2.5%

During the three months ended March 31, 2024, the Company exercised a renewal option for office space, and entered into a long-term lease for additional office space in Medellin, Colombia, resulting in additional liabilities of $2.2 million. During the three months ended March 31, 2023, the Company entered into a long-term lease for office space in London, United Kingdom, resulting in additional lease liabilities of $1.1 million.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of March 31, 2024, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2024 (Remaining)	$3,141
2025	3,164
2026	1,640
2027	602
2028	625
Thereafter	503
Total minimum lease payments	9,675
Less: Imputed interest	(1,439)

Present value of lease liabilities	$8,236

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract. As of March 31, 2024, future minimum commitments under the Company’s data rights license agreements accounted for as executory contracts are as follows (in thousands):

(in thousands)
2024 (Remaining)	$132,354
2025	170,795
2026	149,140
2027	163,545
2028	9,817
Thereafter	8,744

Total	$634,395

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $79.8 million as of March 31, 2024, with approximately $21.8 million due within one year and the remaining due by 2028.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Note 17. Related Party Transactions

The Company made payments of $0.1 million and $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company for the three months ended March 31, 2024 and 2023.

The Company recognized compensation cost of $0.2 million and $0.2 million during the three months ended March 31, 2024 and 2023, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Note 18. Subsequent Events

In preparing the condensed consolidated financial statements as of March 31, 2024, the Company has evaluated subsequent events through May 8, 2024, which is the date the condensed consolidated financial statements were issued.

Credit Agreement

On April 29, 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”). Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2024 and 2023 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2023 in our 2023 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 800 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2024-2025 season and NFL data rights contract, which runs through the end of the 2027-2028 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	March 31,
	2024	2023
Events under official rights	159,387	182,247
Of which, exclusive	123,682	123,145

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Warrant Consent Solicitation

On January 20, 2023, the Company announced the successful completion of its offer to exercise and solicitation of consents relating to the Company’s outstanding public warrants (the “Warrant Consent Solicitation”). Holders of 6,834,987 public warrants elected to exercise their public warrants prior to the expiration date of the Warrant Consent Solicitation (including holders of 2,149,000 public warrants that elected to exercise such warrants on a cash basis), resulting in cash proceeds of $6.8 million. The remaining 833,293 public warrants were exercised automatically on a cashless basis.

None of the Company’s public warrants remain outstanding and the warrants ceased trading on the NYSE as of January 20, 2023. The ordinary shares continue to be listed and trade on the NYSE under the symbol “GENI”.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from its functional currency, the British Pound Sterling (“GBP”) into its reporting currency, the United States Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in GBP-USD exchange rate between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against the GBP would have resulted in a $5.3 million and $5.7 million decrease in reported revenue for the three months ended March 31, 2024 and 2023, respectively. Throughout this quarterly report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than GBP into GBP and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended March 31,
	2024	2023
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$73,897	$64,740
Media Technology, Content and Services	35,475	21,764
Sports Technology and Services	10,346	10,725

Total Revenue	$119,718	$97,229

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), lease costs and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Loss on fair value remeasurement of contingent consideration. Loss on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public warrant liabilities assumed as part of the Merger.

Income tax expense. Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the United Kingdom. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended March 31,
	2024	2023
	(dollars, in thousands)
Consolidated net loss	$(25,541)	$(25,168)
Adjusted for:
Interest income, net	(666)	(418)
Income tax expense	1,100	648
Amortization of acquired intangibles (1)	10,204	9,733
Other depreciation and amortization (2)	11,226	7,801
Stock-based compensation (3)	7,669	10,705
Transaction expenses	464	828
Litigation and related costs (4)	1,199	784
Change in fair value of derivative warrant liabilities	—	534
Loss on fair value remeasurement of contingent consideration	—	2,433
Loss (gain) on foreign currency	1,087	(801)
Other (5)	136	963

Adjusted EBITDA	$6,878	$8,042

(1)

Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

On a constant currency basis, Adjusted EBITDA would have been $8.4 million the three months ended March 31, 2023.

Constant Currency

Certain income statement items in this Report on Form 6-K are discussed on a constant currency basis. As discussed under “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Exposure,” Genius’ results between periods may not be comparable due to foreign currency translation effects. Genius presents certain income statement items on a constant currency basis, as if GBP:USD exchange rate had remained constant period-over-period, to enhance the comparability of its results. Genius calculates income statement constant currency amounts by taking the relevant average GBP:USD exchange rate used in the preparation of its income statement for the more recent comparative period and applies it to the actual GBP amount used in the preparation of its income statement for the prior comparative period.

Constant currency amounts only adjust for the impact related to the translation of Genius’ consolidated financial statements from GBP to USD. Constant currency amounts do not adjust for any other translation effects, such as the translation of results of subsidiaries whose functional currency is other than GBP or USD.

Operating Results

Three Months Ended March 31, 2024 Compared to the Three Months Ended March 31, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended March 31,		Variance
	2024	2023	In dollars	In%

	(dollars, in thousands)
Revenue	$119,718	$97,229	$22,489	23%
Cost of revenue(1)	106,911	87,697	19,214	22%

Gross profit	12,807	9,532	3,275	34%

Operating expenses:
Sales and marketing(1)	8,415	7,391	1,024	14%
Research and development(1)	6,621	6,269	352	6%
General and administrative(1)	21,585	18,074	3,511	19%
Transaction expenses	464	828	(364)	(44%	)

Total operating expense	37,085	32,562	4,523	14%

Loss from operations	(24,278)	(23,030)	(1,248)	(5%	)

Interest income, net	666	418	248	59%
Loss on disposal of assets	(7)	(11)	4	36%
Loss on fair value remeasurement of contingent consideration	—	(2,433)	2,433	100%
Change in fair value of derivative warrant liabilities	—	(534)	534	100%
(Loss) gain on foreign currency	(1,087)	801	(1,888)	(236%	)

Total other expense	(428)	(1,759)	1,331	76%

Loss before income taxes	(24,706)	(24,789)	83	0%

Income tax expense	(1,100)	(648)	(452)	(70%	)
Gain from equity method investment	265	269	(4)	(1%	)

Net loss	$(25,541)	$(25,168)	$(373)	(1%	)

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended March 31,		Variance
	2024	2023	In dollars	In%

	(dollars, in thousands)
Cost of revenue	$174	$5,979	$(5,805)	(97%	)
Sales and marketing	756	568	188	33%
Research and development	1,119	441	678	154%
General and administrative	5,620	3,717	1,903	51%

Total stock-based compensation	$7,669	$10,705	$(3,036)	(28%	)

Revenue

Revenue was $119.7 million for the three months ended March 31, 2024 compared to $97.2 million for the three months ended March 31, 2023. Revenue increased $22.5 million, or 23%. On a constant currency basis, revenue would have increased $20.0 million, or 20% in the three months ended March 31, 2024.

Betting Technology, Content and Services revenue increased $9.2 million, or 14%, to $73.9 million for the three months ended March 31, 2024 from $64.7 million for the three months ended March 31, 2023. New customer acquisitions contributed $7.9 million to the increase, while a further $2.2 million was driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings, offset by $1.0 million due to lower customer utilization of Genius’ available event content. On a constant currency basis, Betting Technology, Content and Services revenue would have increased $7.1 million, or 11% in the three months ended March 31, 2024.

Media Technology, Content and Services revenue increased $13.7 million, or 63%, to $35.5 million for the three months ended March 31, 2024 from $21.8 million for the three months ended March 31, 2023, driven by growth in the Americas region, primarily for programmatic advertising services. On a constant currency basis, Media Technology, Content and Services revenue would have increased $13.4 million, or 61% in the three months ended March 31, 2024.

Sports Technology and Services revenue decreased $0.4 million, or 4%, to $10.3 million for the three months ended March 31, 2024 from $10.7 million for the three months ended March 31, 2023. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $3.5 million in the three months ended March 31, 2024 compared to $3.3 million in the three months ended March 31, 2023. On a constant currency basis, Sports Technology and Services revenue would have decreased $0.6 million, or 5% in the three months ended March 31, 2024.

Cost of revenue

Cost of revenue was $106.9 million for the three months ended March 31, 2024, compared to $87.7 million for the three months ended March 31, 2023. The $19.2 million increase in cost of revenue includes a $5.8 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $25.0 million, which is primarily driven by higher fees paid for data rights, media direct costs and increased amortization and depreciation.

Data and streaming rights costs were $50.6 million for the three months ended March 31, 2024, compared to $38.7 million for the three months ended March 31, 2023. The $12.0 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $18.3 million for the three months ended March 31, 2024, compared to $9.5 million for the three months ended March 31, 2023. The $8.8 million increase is driven primarily by higher programmatic advertising revenues.

Amortization of capitalized software development costs was $9.5 million for the three months ended March 31, 2024, compared to $6.3 million for the three months ended March 31, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $11.1 million for the three months ended March 31, 2024, compared to $10.4 million for the three months ended March 31, 2023.

Sales and marketing

Sales and marketing expenses were $8.4 million for the three months ended March 31, 2024, compared to $7.4 million for the three months ended March 31, 2023. The $1.0 million increase includes a $0.2 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $0.8 million, which is primarily driven by higher overhead costs.

Research and development

Research and development expenses were $6.6 million for the three months ended March 31, 2024, compared to $6.3 million for the three months ended March 31, 2023. The $0.4 million increase includes a $0.7 million increase in stock-based compensation related to equity awards issued to management and employees, and a $0.6 million decrease in deferred consideration costs related to historical acquisitions. Excluding the impact of stock-based compensation and deferred consideration costs related to historical acquisitions, the increase would have been $0.3 million, which was primarily due to higher staff costs.

General and administrative

General and administrative expenses were $21.6 million for the three months ended March 31, 2024, compared to $18.1 million for the three months ended March 31, 2023. The $3.5 million increase includes a $1.9 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $1.6 million, which was driven by higher overhead costs.

Transaction expenses

Transaction expenses were $0.5 million for the three months ended March 31, 2024 and $0.8 million for the three months ended March 31, 2023, respectively. Transaction expenses in the three months ended March 31, 2024 related to corporate transactions.

Interest income, net

Interest income, net was $0.7 million for the three months ended March 31, 2024, compared to $0.4 million for the three months ended March 31, 2023. The movement is primarily due to lower interest expense due to the settlement of the second promissory note in January 2024.

Loss on fair value remeasurement of contingent consideration

Genius recorded a loss of zero and $2.4 million for the three months ended March 31, 2024 and 2023, respectively, related to historical acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of $0.5 million for the three months ended March 31, 2023 due to revaluation of the public warrants assumed as part of the Merger. The outstanding public warrants were exercised in full in January 2023.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $1.1 million and a foreign currency gain of $0.8 million for the three months ended March 31, 2024 and 2023, respectively. The loss in the three months ended March 31, 2024 and gain in the three months ended March 31, 2023 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during that period.

Income tax expense

Income tax expense was $1.1 million for the three months ended March 31, 2024 and $0.6 million for the three months ended March 31, 2023, respectively. The $0.5 million increase is primarily due to the effect of income tax expenses in overseas jurisdictions, together with the inability to take any additional tax timing benefit for the additional UK losses incurred in the period.

Gain from equity method investment

Gain from equity method investment was $0.3 million and $0.3 million for the three months ended March 31, 2024 and 2023, respectively, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $25.5 million and $25.2 million for the three months ended March 31, 2024 and 2023, respectively.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings across the United States, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the revolving credit facility, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had less than $0.1 million and $7.6 million in debt outstanding as of March 31, 2024 and December 31, 2023, respectively.

In addition, Genius has a $90.0 million revolving credit facility (the “Credit Agreement”) and £0.2 million overdraft facility (the “Overdraft Facility”), which were both undrawn at the date of this Report on Form 6-K.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Three Months Ended March 31,
	2024	2023

	(dollars, in thousands)
Net cash used in operating activities	$(14,594)	$(18,843)
Net cash used in investing activities	(10,970)	(8,891)
Net cash used in financing activities	(7,580)	(580)

Operating activities

Net cash used in operating activities was $14.6 million and $18.8 million in the three months ended March 31, 2024 and 2023, respectively. In the three months ended March 31, 2024, net cash used in operating activities primarily reflected changes in working capital of $19.0 million, offset by Genius’ net loss net of non-cash items of $4.4 million, due to improved trading performance. In the three months ended March 31, 2023, net cash used in operating activities primarily reflected changes in working capital of $25.0 million, offset by Genius’ net loss net of non-cash items of $6.2 million.

Investing activities

Net cash used in investing activities was $11.0 million and $8.9 million in the three months ended March 31, 2024 and 2023, respectively. In the three months ended March 31, 2024, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $10.9 million and purchases of property and equipment of $1.5 million, offset by distributions from equity method investments of $1.4 million. In the three months ended March 31, 2023, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $10.0 million and purchases of property and equipment of $0.3 million, offset by distributions from equity method investments of $1.4 million.

Financing activities

Net cash used in financing activities was $7.6 million and $0.6 million in the three months ended March 31, 2024 and 2023, respectively. In the three months ended March 31, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million. In the three months ended March 31, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Critical Accounting Estimates

Genius’ condensed consolidated financial statements have been prepared in accordance with US generally accepted accounting principles, or US GAAP. Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Stock-based Compensation

•	Warrants

•	Income Tax

•	Goodwill Impairment

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Other Information

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are not currently involved in material legal proceedings. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein.

If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2023 20-F.

Recent Developments

On April 29, 2024, Genius and certain of its subsidiaries, entered into a Credit Agreement with Citibank N.A., as administrative agent, joint lead arranger and sole bookrunner and Deutsche Bank Securities Inc. as a joint lead arranger, in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”). Unless previously terminated in accordance with its terms, the Credit Agreement will mature in April 29, 2029.

Borrowings under the Credit Agreement will bear interest at the rates specified in the Credit Agreement, which vary based on the type of loan and the Company’s Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement). The Company is also required to pay certain fees in connection with the Credit Agreement, including commitment fees on a quarterly basis in respect of the unutilized portion of the commitments under the Credit Agreement which vary based on the Company’s Consolidated Total Net Leverage Ratio (as defined in the Credit Agreement) and certain fees to the administrative agent upon the effectiveness of the Credit Agreement.

The Credit Agreement contains financial covenants regarding the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio (each as defined in the Credit Agreement) of the Company and its subsidiaries. The Credit Agreement also contains other customary covenants and events of default for credit facilities of this type. Upon an event of default that is not cured or waived within any applicable cure periods, in addition to other remedies that may be available to the lenders, the obligations under the Credit Agreement may be accelerated.